EXHIBIT 99.1

Internet Gold Reports its Financial Results for
the Second Quarter of 2014

- Improved cash position through restructuring of debt -

Ramat Gan, Israel – August 7, 2014 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the second quarter ended June 30, 2014.

Bezeq’s Results: For the second quarter of 2014, the Bezeq Group reported revenues of NIS 2.3 billion ($654 million) and operating profit of NIS 1.2 billion ($359 million). Bezeq’s EBITDA for the second quarter totaled NIS 1.6 billion ($452 million), representing an EBITDA margin of 69.0%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 810 million ($236 million). Bezeq's cash flow from operating activities during the period totaled NIS 1.1 billion ($312 million).

Yad2 Transaction: On May 20, 2014, Bezeq concluded the sale of Coral-Tel Ltd. ("Yad2"), a company fully controlled by Bezeq through its ownership of Walla! Communications Ltd., that is engaged in the operation of a second-hand sales web site, for a total consideration of approximately NIS 805 million ($234 million). As a result, Bezeq recorded a one-time capital gain of NIS 582 million ($169 million) before tax that was reported under other operating income.

Cash Position: As of June 30, 2014, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 418 million ($122 million), its unconsolidated gross debt was NIS 1.2 billion ($348 million) and its unconsolidated net debt was NIS 779 million ($226 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	June 30,		June 30,	December 31,
	2013	2014	2014	2013
	NIS	NIS	US$	NIS
Short term liabilities	147	72	21	129
Long term liabilities	906	1,125	327	931
Total liabilities	1,053	1,197	348	1,060
Cash and cash equivalents	291	418	122	329
Total net debt	762	779	226	731

(1)       Does not include the balance sheet of B Communications and its subsidiaries.

Internet Gold’s Series D Debentures: In June 2014, Internet Gold completed a private placement of NIS 219 million par value of its Series D Debentures to certain institutional investors in Israel in exchange for NIS 107 million par value and NIS 95 million par value of its outstanding Series B Debentures and Series C Debentures, respectively (approximately 51% and 12% of the outstanding Series B Debentures and Series C Debentures, respectively).

Dividend from Bezeq: On March 5, 2014, Bezeq's Board of Directors resolved to recommend to its General Meeting of Shareholders the distribution of a cash dividend of NIS 802 million ($233 million). On March 27, 2014, Bezeq's shareholders approved the dividend distribution and on April 23, 2014 B Communications received its share totaling approximately NIS 248 million ($72 million).

On August 6, 2014, the Board of Directors of Bezeq resolved to recommend to the General Meeting of Shareholders the distribution of 100% of its profits for the first half of 2014 as a cash dividend to shareholders in the amount of NIS 1,267 million ($369 million). The record date for the distribution of the dividend, which is subject to shareholder approval, will be September 15, 2014 and the payment date will be October 2, 2014. B Communications’ share of the dividend distribution, if approved, is expected to be approximately NIS 391 million ($114 million).

Internet Gold’s Second Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the second quarter of 2014 totaled NIS 2,250 million ($654 million), a 4.3% decrease compared with NIS 2,351 million reported in the second quarter of 2013.  For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the second quarter of 2014 totaled NIS 1,039 million ($302 million), an 88.9% increase compared with NIS 550 million reported in the second quarter of 2013. The increase was primarily attributed to Bezeq's Yad2 transaction that resulted in NIS 582 million ($169 million) of other operating income in the second quarter of 2014.

Internet Gold's consolidated net income for the second quarter of 2014 totaled NIS 532 million ($155 million), a 111.1% increase compared with NIS 252 million reported in the second quarter of 2013. The increase was primarily attributed to the sale of Yad2 by Bezeq during the second quarter of 2014.

Internet Gold’s Second Quarter Unconsolidated Financial Results

As of June 30, 2014 Internet Gold held approximately 67% of B Communications outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net income for the second quarter of 2014 totaled NIS 72 million ($21 million), a 132.2% increase compared with NIS 31 million reported in the second quarter of 2013.

Internet Gold’s unconsolidated net financial expenses for the second quarter of 2014 totaled NIS 39 million ($11 million) compared to NIS 18 million in the second quarter of 2013. These expenses consist of NIS 31 million ($9 million) of interest and CPI linkage expenses related to Internet Gold's publicly-traded debentures, NIS 2 million ($1 million) of financial expenses generated by short term investments and NIS 6 million ($2 million) of non-cash financial expenses related to the revaluation of the option issued to Norisha Holdings Ltd. to purchase B Communications shares. In accordance with IAS 39, such option must be revalued each quarter until it vests, which occurred during the quarter. As a non-cash item, any expense or income resulting from this revaluation does not affect cash-flow.

Internet Gold's net income attributable to shareholders for the second quarter of 2014 was NIS 32 million ($9 million) compared to net income of NIS 13 million in the second quarter of 2013.

In millions
			Convenience
			translation
			into
	Quarter ended		U.S. dollars	Year ended
	June 30,		(Note A)	December 31,
	2013	2014	2014	2013
	NIS	NIS	US$	NIS
Revenues	-	-	-	-
Financial expenses, net	(18)	(39)	(11)	(76)
Other expenses	-	(1)	(1)	(4)
Interest in BCOM's net income	31	72	21	106
Net income	13	32	9	26

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “We are very pleased with the financial results of the second quarter of 2014. During the second quarter, we carried on with the process of improving our debt structure. The issuance of our long-term Series D Debentures together with our debenture exchange transactions extended the average duration of our debt from 2.5 years to 3.5 years while significantly improving our repayment schedule and debt structure. According to the assumptions of our current work plan, we have sufficient cash balances to fully service our outstanding debt until 2018. We are very pleased with Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the second quarter ended June 30, 2014. For a full discussion of Bezeq’s results for the second quarter of 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2014	Q2 2013	% change
	(NIS millions)

Revenues	2,250	2,351	(4.3)%
Operating profit	1,234	744	65.9%
EBITDA	1,553	1,070	45.1%
EBITDA margin	69.0%	45.5%
Net profit attributable to Bezeq’s shareholders	810	473	71.2%
Diluted EPS (NIS)	0.29	0.17	70.6%
Cash flow from operating activities	1,064	1,102	(3.4)%
Payments for investments	323	301	7.3%
Free cash flow 1	787	924	(14.8)%
Net debt/EBITDA (end of period) 2	1.54	1.83

1 Free cash flow is defined as cash flow from operating activities less net payments for investments. The net proceeds from the sale of "Yad2" (net of tax) are classified as cash flow from investment activities, and the sale therefore is not included in the free cash flow of the Group.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2014 amounted to NIS 2.25 billion ($654 million) compared with NIS 2.35 billion in the corresponding quarter of 2013, a decrease of 4.3%. The reduction in the Bezeq Group revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as a reduction in the revenues of Bezeq Fixed Line which were influenced by a decrease in fixed call termination rates.

Salary expenses of the Bezeq Group in the second quarter of 2014 amounted to NIS 443 million ($129 million) compared with NIS 468 million in the corresponding quarter of 2013, a decrease of 5.3%. The decrease in the Bezeq Group salary expenses was primarily due to streamlining at Bezeq Fixed Line and Pelephone as well as a reduction in share based payments.

Operating expenses of the Bezeq Group in the second quarter of 2014 amounted to NIS 822 million ($239 million) compared with NIS 831 million in the corresponding quarter of 2013, a decrease of 1.1%. The decrease in the Bezeq Group operating expenses was primarily due to a reduction in equipment and interconnect expenses. The decrease was partially offset by an increase in building maintenance expenses due to a one-time reduction in the corresponding quarter of 2013 as a result of a change in estimates of lease payments for building sites.

Profitability metrics of the Bezeq Group in the second quarter of 2014 were influenced by the one-time NIS 582 million ($169 million) gain from the sale of Coral Tel Ltd., the operator of the "Yad2" web site.

Operating profit of the Bezeq Group in the second quarter of 2014 amounted to NIS 1.23 billion ($359 million) compared with NIS 744 million in the corresponding quarter of 2013, an increase of 65.9%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the second quarter of 2014 amounted to NIS 1.55 billion ($452 million) (EBITDA margin of 69.0%) compared with NIS 1.07 billion (EBITDA margin of 45.5%) in the corresponding quarter of 2013, an increase of 45.1%.

Net profit attributable to Bezeq's shareholders in the second quarter of 2014 amounted to NIS 810 million ($236 million) compared with NIS 473 million in the corresponding quarter of 2013, an increase of 71.2%.

Operating cash flow of the Bezeq Group in the second quarter of 2014 amounted to NIS 1.06 billion ($309 million) compared with NIS 1.10 billion in the corresponding quarter of 2013, a decrease of 3.4%. The Bezeq Group positive trend of stable and strong cash flows continued in the second quarter of 2014. Bezeq Group's financial strength and stable cash flows are primarily a result of the Bezeq Group's leading market positions as well as the diversification of its operating activities and revenue sources.

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2014 amounted to NIS 323 million ($94 million) compared with NIS 301 million in the corresponding quarter of 2013, an increase of 7.3%. The increase was primarily due to the continued acceleration of the nationwide roll-out of Bezeq’s fiber optic network.

Free cash flow of the Bezeq Group in the second quarter of 2014 amounted to NIS 787 million ($229 million) compared with NIS 924 million in the corresponding quarter of 2013, a decrease of 14.8%. The decrease in the Bezeq Group free cash flow was primarily due to an increase in investments as well as a decrease in proceeds from the sale of real estate due to timing differences. It should be noted that the net proceeds from the sale of "Yad2" (net of tax) are classified as cash flow from investment activities, and the sale therefore is not included in the free cash flow of the Group.

Net financial debt of the Bezeq Group amounted to NIS 6.95 billion ($2 Billion) at June 30, 2014 compared with NIS 7.93 billion as of June 30, 2013.  At the end of June 2014, the Bezeq Group net financial debt to EBITDA was 1.54, compared with 1.83 at the end of June 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2014 (NIS 3.438 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman - Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30	June 30	June 30	December 31
	2014	2014	2013	2013
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	796	232	778	867
Restricted cash	73	21	-	-
Investments, including derivative
financial instruments	2,645	769	2,266	1,868
Trade receivables, net	2,335	679	2,863	2,651
Other receivables	329	96	337	346
Inventory	89	26	142	117
Assets classified as held-for-sale	135	39	238	218

Total current assets	6,401	1,862	6,624	6,067

Investments, including derivative
financial instruments	80	23	89	81
Long-term trade and other receivables	587	171	817	652
Property, plant and equipment	6,542	1,903	6,626	6,541
Intangible assets	6,175	1,796	6,966	6,613
Deferred and other expenses	370	108	394	381
Investment in equity-accounted investee
(mainly loans)	1,014	295	1,015	1,015
Deferred tax assets	35	10	66	60

Total non-current assets	14,803	4,306	15,973	15,343

Total assets	21,204	6,168	22,597	21,410

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30	June 30	June 30	December 31
	2014	2014	2013	2013
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,605	467	1,622	1,566
Trade payables	639	186	686	721
Other payables, including derivative
financial instruments	701	204	707	776
Dividend payable	-	-	338	-
Current tax liabilities	727	211	732	659
Provisions	134	39	124	125
Employee benefits	378	110	273	257
Total current liabilities	4,184	1,217	4,482	4,104

Debentures	8,885	2,585	6,326	6,954
Bank loans	3,453	1,004	6,227	5,223
Loans from institutions and others	-	-	542	548
Employee benefits	229	67	256	234
Other liabilities	304	88	86	94
Provisions	68	20	67	68
Deferred tax liabilities	899	261	1,063	1,032
Total non-current liabilities	13,838	4,025	14,567	14,153

Total liabilities	18,022	5,242	19,049	18,257

Equity
Total equity attributable to equity holders
of the Company	(187)	(54)	(57)	(86)
Non-controlling interests	3,369	980	3,605	3,239

Total equity	3,182	926	3,548	3,153

Total liabilities and equity	21,204	6,168	22,597	21,410

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the

(In millions, except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2014	2014	2013	2014	2014	2013	2013
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,561	1,327	4,756	2,250	654	2,351	9,563

Cost and expenses
Depreciation and amortization	941	274	981	472	137	489	2,014
Salaries	891	259	970	443	129	469	1,874
General and operating expenses	1,695	493	1,720	824	240	831	3,586
Other operating expenses
(income), net	(536)	(156)	(29)	(528)	(154)	12	57

	2,991	870	3,642	1,211	352	1,801	7,531

Operating income	1,570	457	1,114	1,039	302	550	2,032

Financing expenses, net	515	150	174	165	48	98	396

Income after financing
expenses, net	1,055	307	940	874	254	452	1,636

Share of losses in
equity-accounted investee	98	29	107	79	23	67	252

Income before income tax	957	278	833	795	231	385	1,384

Income tax	394	114	286	263	76	133	524

Net income for the period	563	164	547	532	155	252	860

Income (loss) attributable to:
Owners of the company	(112)	(32)	50	32	9	13	26
Non-controlling interests	675	196	497	500	146	239	834

Net income for the period	563	164	547	532	155	252	860

Earnings per share
Basic income (loss) per share	(5.82)	(1.69)	2.58	1.68	0.49	0.60	1.33
Diluted income (loss) per share	(5.89)	(1.71)	2.57	1.63	0.47	0.60	1.26

Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Three months period ended June 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS	US$	NIS

Operating income	1,234	359	744
Depreciation and amortization	319	93	326

EBITDA	1,553	452	1,070

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Three months period ended June 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS	US$	NIS

Cash flow from operating activities	1,064	310	1,102
Purchase of property, plant and equipment	(281)	(82)	(252)
Investment in intangible assets and deferred expenses	(42)	(12)	(49)
Proceeds from the sale of property, plant and equipment	46	13	123

Free cash flow	787	229	924

Designated disclosure with respect to the Company's projected cash flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

•	The Company’s un-reviewed financial statements as of and for the quarter ended June 30, 2014, reflect that the Company had an equity deficit of NIS 187 million as of such date.
•
The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the period from July 1, 2014 until December 31, 2014, for the period from January 1, 2015 until December 31, 2015 and for the period from January 1, 2016 until June 30, 2016 described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

•
Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the period covered by the projected cash flows statement the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from July 1, 2014 until December 31, 2014	For the period from January 1, 2015 until December 31, 2015	For the period from January 1, 2016 until June 30, 2016
	NIS millions	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	92	25	25

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (2)(3)	29	14	164
Cash provided by investing activities	29	14	164

Sources from Subsidiary:
Dividends from subsidiary (4)	-	110	53

Projected liabilities (projected uses):
Cash flows used in operating activities (5)	(2)	(4)	(2)

Cash flows from financing activities:
Repayments of debentures (6)	(62)	(63)	(187)
Interest payments (6)	(32)	(57)	(28)
Cash used in financing activities	(94)	(120)	(215)

Closing balance:
Cash and cash equivalents (1)	25	25	25

Assumptions and explanations pertaining to the above table:

(1)
Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)
In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. As of July 1, 2014, the Company’s investments in marketable securities totaled NIS 326 million and by June 30, 2016 this balance is expected to be NIS 137 million. For details on the investment policy see item (3) below.

(3)
For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company’s investment policy, whereby at least 50% of the its cash balances will be invested in government bonds or cash on-call deposits; up to 35% will be invested in corporate bonds with a rating higher than A- and an average rating higher than AA-; and up to 15% will be invested in shares and/or corporate bonds with a rating lower than A-. The assumption is also based on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.
In 2013 and in 2012 the Company generated yields of 5.5% and 6.9%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.
The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

Annual yield Period	5%	-2%
1 – six moth profit (loss)	8	(3)
2 – annual profit (loss)	15	(6)
3 – six moth profit (loss)	8	(3)

(4)
Assumption of the receipt of a dividend from B Communications during the period is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that while no dividend will be received from B Communications in 2014, dividends should be received in the eighteen month period ending June 30, 2016. The Company’s management anticipates that B Communications’ retained earnings balance will be at least NIS 245 million at December 31, 2015. This assumption is based on market forecasts of the estimated net profits of Bezeq during the projected periods and on B Communications’ anticipated financing expenses and the continued amortization of its purchase price allocation ("PPA") costs. Amortization of PPA costs are expected to decrease significantly from one year to the next because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ December 2013 distribution of its retained earnings balance.

Accordingly, the Company’s management believes that B Communications will act in the same manner it did in 2013, and that it will distribute most of its retained earnings balance, as long as this balance meets the criteria for distributions under Israeli law and that B Communications will have the resources to service its debt for a period of at least 18 months. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(5)
The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a publicly dual-listed company traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

(6)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed annual 2% increase in the Consumer Price Index.

Assumptions and explanations that were included in earlier projected cash flows:

In June 2014, the Company completed a private placement of NIS 219 million par value of its Series D Debentures to certain institutional investors in Israel in exchange for NIS 107 million par value and NIS 95 million par value of its outstanding Series B Debentures and Series C Debentures, respectively (approximately 51% and 12% of the outstanding Series B Debentures and Series C Debentures, respectively). The exchange was carried out in order to improve the Company's financial position by extending the average duration of its debt from 2.5 years to 3.5 years.

In past reported projected cash flows the Company assumed debt and interest payments according to its debt repayment schedule prior to the aforementioned exchange. Based on its prior debt schedule cash flow used in financing activities would have been NIS 159 million for the period from July 1, 2014 until December 31, 2014, NIS 178 million for the period from January 1, 2015 until December 31, 2015 and NIS 236 million for the period from January 1, 2016 until June 30, 2016.

Amendment to Share Purchase Agreement - Norisha Holdings Limited ("Norisha")

As previously reported, Pursuant to an amendment to the Share Purchase Agreement dated May 29, 2014, the Share Purchase Agreement was revised in order to permit Norisha to pay the Exercise Price through a “cashless exercise”. The Company's Board of Directors stated, among others, that selling fewer B Communications shares to Norisha through the “cashless exercise” is a positive step that will reduce the dilutive effect on the Company’s ownership interest in B Communications.

In the previously reported projected cash flows for the year end 2013, the Company assumed Norisha would exercise the option granted to it under the original agreement and purchase the additional 892,935 shares at an exercise price of NIS 31.59 per share (the exercise price stated in the agreement, adjusted for the dividend paid in December 2013) and included NIS 28 million of projected proceeds as cash inflow in its projected cash flows.

The Company has additional cash generating abilities that for conservative reasons were not taken in to account in the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

Note: Even if the above assumptions are not realized, the Company has additional means to finance its operations and meet its obligations.

A.
All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. This ability to sell shares of B Communications is supported by a similar transaction carried out in 2013, when shares in B Communications were sold to Norisha Holdings Ltd..

B.
The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the bond issues that the Company has completed in the past few years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the projected period for which cash flow information has been provided the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of the said information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.